Exhibit 99.1

ABILITY INC.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

NOTICE OF 2019 ANNUAL GENERAL MEETING

Dear Shareholder:

We cordially invite you to attend the 2019 Annual General Meeting of Ability Inc. to be held at our offices located at Yad Harutzim 14, Tel Aviv, Israel, 6770007, on Tuesday, December 17, 2019 at 4:00 p.m. (Israel time).

The purpose of the meeting is to consider and vote upon (i) the re-election of five directors to serve as members of our Board of Directors until our next annual general meeting and in accordance with our amended and restated memorandum and articles of association, (ii) the consolidation of our ordinary shares at a ratio of one-for-ten, to regain compliance with Nasdaq’s Listing Rules, followed by an increase of our authorized share capital from 10,000,000 ordinary shares and 5,000,000 preference shares to 100,000,000 ordinary shares and 5,000,000 preference shares, and (iii) the ratification of the appointment of the independent public accountants, Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, for the financial year ending in 2019. Our Board of Directors recommends that you vote in favor of each of the proposals.

Shareholders of record at the close of business on November 12, 2019 are entitled to receive notice of, to attend, and to vote at the meeting, in person or by proxy. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting. If you attend the meeting in person, you may vote in person and your proxy will not be used. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

/s/ Anatoly Hurgin
Chairman of the Board of Directors

November 19, 2019

ABILITY INC.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

PROXY STATEMENT

2019 ANNUAL GENERAL MEETING

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Ability Inc. (“we,” “us,” “our,” or the “Company”) to be voted at the 2019 Annual General Meeting of Ability Inc. (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of 2019 Annual General Meeting. The Meeting will be held at our offices located at Yad Harutzim 14, Tel Aviv, Israel, 6770007, on Tuesday, December 17, 2019 at 4:00 p.m. (Israel time). This Proxy Statement, the attached Notice of 2019 Annual General Meeting and the enclosed proxy card are being distributed to shareholders on or about November 19, 2019.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon (i) the re-election of five directors to serve as members of our Board of Directors until our next annual general meeting and in accordance with our amended and restated memorandum and articles of association, (ii) the consolidation of our ordinary shares at a ratio of one-for-ten, to regain compliance with Nasdaq’s Listing Rules followed by an increase of our authorized share capital from 10,000,000 ordinary shares and 5,000,000 preference shares to 100,000,000 ordinary shares and 5,000,000 preference shares, and (iii) the ratification of the appointment of the independent public accountants, Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, for financial year ending in 2019.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the re-election of each of the director nominees named in Proposal 1 and FOR Proposals 2 and 3.

Who Can Vote

You are entitled to receive notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on November 12, 2019. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to attend and vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting.

How You Can Vote

●	Voting in Person. If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company Inc., or in our register of members (shareholders), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting or, if you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (the “TASE”), you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.

●	Voting by Proxy. You may submit your proxy by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. If you are a beneficial owner of shares registered in the name of a member of the TASE voting by mail, you must attach to the proxy card a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to Avi Levin, our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person. If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum

The presence, in person or by proxy, of two or more shareholders will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. In the event that, at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on the vote for the re-election of directors, the vote for the consolidation and increase of the Company’s ordinary shares, or the vote for the ratification of the auditors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposal

Each ordinary share entitles the holder to one vote. An ordinary resolution, which is the affirmative vote of the holders of a simple majority of the ordinary shares, as being entitled to vote and represented at the Meeting, voting in person or by proxy, is required to re-elect each of the director nominees named in Proposal 1 and for Proposals 2 and 3. Only ordinary shares that are voted are taken into account in determining the proportion of votes cast for each resolution.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies are being distributed and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

General

Under our amended and restated memorandum and articles of association, the number of directors on our Board of Directors shall be no less than one person. We currently have five directors serving on our Board of Directors. Each of our directors holds office until the following annual general meeting subsequent to his appointment.

Upon the recommendation of our Nominating Committee, our Board of Directors has nominated the five individuals named below for re-election as directors (together, the “Company Slate of Nominees”), to hold office until our next annual general meeting, subject to our amended and restated memorandum and articles of association.

In recommending the Company Slate of Nominees, our Nominating Committee and Board of Directors have assessed that they have the necessary experience, qualifications and skills to serve as directors of the Company and believe that each director nominee possesses the relevant ability, experience, independence, integrity and skills and is willing to devote adequate time to serve the Board of Directors effectively.

Nominees for Director

The following information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Anatoly Hurgin has served as our Chief Executive Officer and a director since the closing of our business combination in December 2015 (the “Business Combination”), and has served as the Chief Executive Officer and a director of Ability since 1994. Mr. Hurgin served as the Chairman of our board of directors from the closing of the Business Combination until December 2016, and from July 2017 to present. Mr. Hurgin has served as a director of our subsidiary Ability Security Systems Ltd. (“ASM”) since March 2016. Additionally, Mr. Hurgin has served as Chief Executive Officer of Active Intelligence Labs Ltd., a company that develops solutions for the cyber security market, since August 2011, and Chief Executive Officer of UAB Communication Technologies Ltd., since September 2011. Mr. Hurgin holds a Master’s degree in radio electronics from the High Military College of Radio-electronics of Air Defense Troops in Vilnius, Lithuania.

Alexander Aurovsky has served as our Chief Technology Officer and a director since the closing of the Business Combination, and has served as the Chief Technology Officer and a director of Ability since 1994. Mr. Aurovsky has served as a director of ASM since March 2016. Mr. Aurovsky holds a Master’s degree in radio electronics from the Bonch-Bruevich Saint Petersburg State University of Telecommunications in Russia.

Avraham Dan joined the Board of Directors in July 2017. He chairs the Audit Committee and serves on both the Compensation Committee and the Nominating Committee. Mr. Dan is an entrepreneur with global experience in various financial and business management. Mr. Dan’s experience includes strategic planning, accounting and control, investments and business development, mergers and acquisitions, re-engineering and spin-offs. He served as a director in Pangae Israel Ltd. and Amir-Marketing & Investment in Agriculture Ltd. Mr. Dan served as economic and financial advisor and managing director in ICTS International N.V., an international company in the field of security. Mr. Dan provided strategic and financial consultation to corporations in Israel and overseas. Mr. Dan is a CPA in Israel and holds an MBA from Pace University, New York.

Limor Beladev joined the Board of Directors in July 2017. She chairs the Compensation Committee and serves on both the Audit Committee and the Nominating Committee. Ms. Beladev is an independent attorney, mostly practicing commercial and real estate law. She has served as director in several public, government owned, and private companies in Israel and she has significant corporate governance experience. Ms. Beladev serves as a member in several committees of the Israeli Bar Association. Ms. Beladev holds an LL.B. degree in law from Netanya Academic College.

Joseph Tenne joined the Board of Directors in October 2017. He chairs the Nominating Committee and serves on both the Compensation Committee and the Audit Committee. Mr. Tenne serves as a financial consultant to Itamar Medical Ltd., an Israeli Nasdaq and TASE-listed company, and from August 2014 to April 2017 served as vice president finance and chief financial officer of that company. Mr. Tenne also serves on the board of directors of AudioCodes Ltd., an Israeli Nasdaq and TASE-listed company, MIND C.T.I. Ltd., an Israeli Nasdaq-listed company, Ratio Oil Explorations (Finance) Ltd., an Israeli TASE-listed company, OPC Energy Ltd., an Israeli TASE-listed company, Sapir Corp. Ltd., an Israeli TASE-listed company, and Orgenesis Ltd., an Israeli private company. From September 2013 to January 2018, Mr. Tenne served on the board of directors of Enzymotec Ltd., which was an Israeli Nasdaq-listed company and from July 2014 to February 2019, Mr. Tenne served on the board of directors of Orbotech Ltd., which was an Israeli Nasdaq-listed company. From March 2014 to July 2014, Mr. Tenne served as the chief financial officer of Orgenesis Inc., a U.S. company traded on the Nasdaq. From 2005 to 2013, Mr. Tenne served as the chief financial officer of Ormat Technologies, Inc., a NYSE-listed company and from 2006 to 2013, also served as the chief financial officer of Ormat Industries Ltd. Prior to that, from 2003 to 2005, Mr. Tenne was the chief financial officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne is a certified public accountant in Israel and holds a bachelor’s degree in accounting and economics and master’s degree in business administration from Tel Aviv University.

Our Board of Directors has determined that each of Avraham Dan, Joseph Tenne and Limor Beladev qualify as independent directors within the meaning of the rules of the SEC and Nasdaq Listing Rules.

We are not aware of any reason why the nominees, if re-elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for re-election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Under the Companies Law (2018 Revision) of the Cayman Islands, an ordinary resolution, which is the affirmative vote of the holders of a simple majority of the ordinary shares, as being entitled to vote and represented at the Meeting, voting in person or by proxy, is required to re-elect directors the nominees named above.

At the Meeting, the Board of Directors propose that the following resolution be adopted:

“RESOLVED that Anatoly Hurgin, Alexander Aurovsky, Avraham Dan, Limor Beladev and Joseph Tenne be re-elected as directors of the Company with immediate effect, each to hold office to serve as directors until the 2020 annual general meeting of the Company and in accordance with the Company’s amended and restated memorandum and articles of association.”

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares in the re-election of directors, unless you direct the holder how to vote, by marking your proxy form.

Duties of Directors

In general, under Cayman Islands law, our directors owe fiduciary duties to act in our best interests, to act for the proper purpose, to not fetter their discretion and to avoid conflicts of interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association then in effect. In certain limited circumstances, our shareholders have the right to seek damages through a derivative action in the name of the Company if a duty owed by our directors is breached.

Standing Committees of our Board of Directors

We have established an Audit Committee, a Compensation Committee and a Nominating Committee. We have adopted a charter for each of these committees. These committees’ members and functions are briefly described below.

Audit Committee

Our Audit Committee currently consists of three members, Avraham Dan, Limor Beladev and Joseph Tenne. Mr. Dan serves as the Chairman of our Audit Committee. Under SEC rules and the Nasdaq Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, within the meaning of SEC rules and the Nasdaq Listing Rules, each of whom must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement (and one of whom has had past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that leads to financial sophistication) and none of whom has participated in the preparation of our or any of our subsidiary’s financial statements at any time during the prior three years. All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Listing Rules. Our Board of Directors has determined that each of Mr. Dan and Mr. Tenne is an “audit committee financial expert,” as defined by SEC rules and has the requisite financial sophistication required by the Nasdaq Listing Rules.

Our Audit Committee generally provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by reviewing the services of our independent auditors and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee also oversees the audit efforts of our independent auditors. Our Board of Directors has adopted an Audit Committee charter setting forth the specific responsibilities of the Audit Committee consistent with the rules and regulations of the SEC and the Nasdaq Listing Rules, which include: retaining and terminating our independent registered public accounting firm; pre-approval of audit and non-audit services to be provided by the independent registered public accounting firm; and reviewing and recommending to the Board of Directors approval of our quarterly and annual financial reports and review and approval of all related-party transactions.

Compensation Committee

Our Compensation Committee currently consists of Limor Beladev, Avraham Dan and Joseph Tenne. Ms. Beladev serves as the Chairman of our Compensation Committee. Under the Nasdaq Listing Rules, we are required to maintain a Compensation Committee consisting of at least two directors, with each member of the Compensation Committee being an independent director within the meaning of the Nasdaq Listing Rules. Our Board of Directors has affirmatively determined that each member of our Compensation Committee qualifies as an “independent director” under the Nasdaq Listing Rules. The purpose of the Compensation Committee is to discharge the Board’s responsibilities relating to the compensation of the Company’s chief executive officer and other executive officers of the Company and administer or delegate the power to administer the Company’s incentive compensation and equity-based compensation plans. Our Board of Directors has adopted a Compensation Committee charter setting forth the specific responsibilities of the Compensation Committee, consistent with the requirements of the Nasdaq Listing Rules.

Nominating Committee

Our Nominating Committee currently consists of three members, Joseph Tenne, Limor Beladev and Avraham Dan. Mr. Tenne serves as the Chairman of our Nominating Committee.

Under the Nasdaq Listing Rules, director nominees must be either selected, or recommended for selection by the board of directors, by a nomination committee comprised solely of independent directors within the meaning of the Nasdaq Listing Rules. Our Board of Directors has affirmatively determined that each member of our Nominating Committee qualifies as an “independent director” under the Nasdaq Listing Rules. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. Our Board of Directors has adopted a Nominating Committee charter setting forth the specific responsibilities of the Nominating Committee and addressing the nominating process, consistent with the requirements of the Nasdaq Listing Rules.

The Nominating Committee will consider persons identified by its members, management, shareholders, investment bankers and others. Candidates will be reviewed in the context of current composition of the Board (including the diversity in background, experience and viewpoints of the Board), the operating requirements of the Company and the long-term interests of the Company’s shareholders. The guidelines for selecting nominees, which are specified in the Nominating Committee charter, generally provide that persons to be nominated:

●	should be accomplished in his or her field and have a reputation, both personal and professional, that is consistent with our image and reputation;

●	should have relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise; and

●	should be of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The Nominating Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of the Board members to obtain a broad and diverse mix of Board members. The Nominating Committee will not distinguish among nominees recommended by shareholders and other persons.

Compensation of Directors

We did not pay any compensation or benefits to (or set aside or accrue any amounts for benefits for) directors for the year ended December 31, 2015. Commencing in the year ended December 31, 2016, we started paying each of our directors (other than our executive directors) an annual fee of $55,000 and a per meeting fee of $2,000 for attendance in person and $1,250 for attendance by telephone and for written consents. In addition, commencing in the year ended December 31, 2016, we started paying the Chairman of our Audit Committee an annual fee of $15,000 and pay all other members of our Audit Committee an annual fee of $6,000, and pay all members of our Audit Committee a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. Commencing in the year ended December 31, 2016, we started paying the Chairman of each of our Nominating Committee and Compensation Committee an annual fee of $5,000 and pay all other members of such committees an annual fee of $3,000, and pay all members of such committees a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. We pay such fees on a quarterly basis. In addition we reimburse directors for reasonable travel and other expenses in connection with the services rendered in such capacity.

We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with us.

PROPOSAL 2

CONSOLIDATION OF THE COMPANY SHARES AND INCREASE IN THE NUMBER OF AUTHORIZED COMPANY SHARES

(Item 2 on the Proxy Card)

General

Our authorized share capital is $100,500 divided into 100,000,000 ordinary shares, par value $0.001. As of November 12, 2019, 8,039,061 ordinary shares were outstanding.

This number does not include (i) 1,725,000 ordinary shares reserved for issuance under the 2015 Long-Term Equity Incentive Plan, (ii) 54,620 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares, at an exercise price of $5.75 per share, (iii) 3,076,923 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares, at an exercise price of $3.25 per share, (iv) 606,698 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares, at an exercise price of $4.06 per share, and (v) 300,000 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares, at an exercise price of $3.81 per share.

Our ordinary shares trade on the Nasdaq Capital Market under the symbol “ABIL.” We are effecting a consolidation to increase the share price of our ordinary shares to a level sufficiently above the $1.00 minimum bid price required for listing on the Nasdaq Capital Market. On August 2, 2019, we received a notice from the Listing Qualifications Department of Nasdaq advising the Company that it was not in compliance with Nasdaq’s requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in the Nasdaq Listing Rules.

We have 180 days, or until January 29, 2020, to regain compliance with the $1.00 minimum bid price requirement. If at any time during that 180 days period, the bid price for our ordinary shares closes at $1.00 or more for a minimum of 10 consecutive business days, we will regain compliance with the minimum bid price requirement, unless the Nasdaq Capital Market exercises its discretion to extend this 10 day period requirement pursuant to the Nasdaq Listing Rules.

If we do not regain compliance with the minimum bid price requirement during that 180 days period, we may be afforded an additional 180 calendar day period to regain compliance. To qualify, we would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, except for the minimum bid price requirement. In addition, we would be required to notify Nasdaq of its intent to cure the minimum bid price deficiency.

Subsequently, on November 6, 2019, we received a determination letter from Nasdaq indicating that we did not comply with the Listing Rule 5550(b) for continued listing on the Nasdaq Capital Market, which requires we have a minimum of $2,500,000 in stockholders’ equity or market value of listed securities of $35 million or net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years. The letter indicated that Listing Rule 5815(d)(4)(B) does not permit an issuer that is deficient in stockholders’ equity to present a plan of compliance to the Nasdaq Staff if such issuer has failed to comply with that provision within one year of a hearing panel determination of compliance. As previously disclosed, on December 11, 2018, we received a letter from Nasdaq notifying us that we regained compliance with the stockholders’ equity rule (the “Compliance Letter”). The letter further stated that since we are out of compliance with the stockholders’ equity rule within one year of the Compliance Letter, the Nasdaq staff cannot allow us to submit a plan of compliance. As a result, unless we requested an appeal of the Nasdaq staff’s determination by requesting a hearing before a panel before 4:00 p.m. Eastern Time on November 13, 2019, trading of our ordinary shares would have suspended at the opening of business on November 15, 2019, and a Form 25-NSE would have been filed with SEC to remove our securities from listing and registration on Nasdaq. On November 15, 2019, we request an appeal of the Nasdaq staff’s determination and a hearing is scheduled for December 12, 2019. Accordingly, the delisting action referenced in the Nasdaq staff’s determination letter has been stayed, pending a final written decision by the panel.

The increase in authorized share capital would allow us to meet our future business needs as they arise. These purposes could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits, and other bona fide corporate purposes.

The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares.

Purpose

The Board of Director’s primary objective in proposing the consolidation is to raise the per share trading price of our ordinary shares to a level sufficiently above the $1.00 minimum bid price requirement that is required to maintain its listing on the Nasdaq Capital Market. The Board of Directors concluded that the liquidity and marketability of our ordinary shares may be adversely affected if it does not maintain its listing on the Nasdaq Capital Market as investors may find it more difficult to acquire, dispose of or obtain accurate quotations as to the market value of such shares. The Board of Directors believes that current and prospective investors may view an investment in our shares more favorably if our ordinary shares continue to be listed on the Nasdaq Capital Market.

The Board intends to effect the consolidation in connection with Proposal 2 only if it believes that a decrease in the number of ordinary shares outstanding is likely to improve the trading price for the Company's ordinary shares, and if needed in order maintain compliance with the rules of the Nasdaq Capital Market, and only if the implementation of a consolidation is determined by the Board of Directors to be in the best interests of the Company and its shareholders. There can be no assurance that any consolidation, if and when implemented, will achieve any of the desired results. There also can be no assurance that we will be successful in maintaining compliance with the Nasdaq Capital Market requirements or that the price per share of our ordinary shares immediately after any such consolidation, if implemented, will increase proportionately with any consolidation, or that any increase will be sustained for any period of time.

As such, the Board of Directors recommends effecting a consolidation with a 1:10 ratio, where ten ordinary shares will be consolidated into one ordinary share, followed by an increase in the number of authorized company shares. This would bring about a reclassification of our authorized and issued and outstanding share capital, such that the authorized share capital would be comprised of 100,000,000 ordinary shares of a par value of $0.01 each and our issued and outstanding ordinary shares would be approximately 803,907 ordinary shares. The consolidation and the increase in the number of authorized company shares will affect all Company shareholders uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except to the extent that the consolidation will result in any of the shareholders owning a fractional share or option (see below).

Fractional Shares

No fractional shares will be issued as a result of the consolidation. Instead, all fractional shares will be rounded to the next whole number of shares.

Effect of the Consolidation

After the effective date of the consolidation, shareholders will be notified and requested to surrender their old share certificates for certificates representing new shares. Until so surrendered, each certificate representing old shares will be deemed for all corporate purposes after such effective date to evidence ownership of new shares in the appropriate reduced number. The transfer agent for the Company is Continental Stock Transfer & Trust Company Inc. Each certificate representing ordinary shares issued in connection with the consolidation of shares will continue to bear any legends restricting the transfer of such shares that were borne by the surrendered certificates representing the ordinary shares.

If Proposal 2 is not approved, it is possible that the ordinary shares will cease to be listed and traded on the Nasdaq Capital Market. Such delisting could significantly and adversely affect the trading in and liquidity of the ordinary shares.

Notwithstanding approval of this proposal by the shareholders, the Board of Directors may, in its sole discretion, determine not to effect, and abandon, the consolidation without further action by the shareholders.

Accounting Consequences

The consolidation will not have an effect on the stated capital attributable to ordinary shares on our balance sheet because the par value of each of the ordinary shares will be increased by the same ratio as the ratio contemplated by the consolidation. Reported net income or loss per ordinary share and book value per ordinary share will be higher because there will be fewer ordinary shares, respectively.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the consolidation to U.S. Holders (as defined below) of our ordinary shares. This summary is based on the Code, the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws and does not address the U.S. federal income tax consequences of the consolidation to persons who are not U.S. Holders.

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the consolidation.

The consolidation is intended to constitute a “reorganization” within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a shareholder’s proportionate interest in our earnings and profits. Although there is limited authority on this matter, we do not believe that the rounding up of fractional shares should cause the consolidation to fail to be treated as a tax-free reorganization, except to the extent described below. Assuming the consolidation qualifies as a tax-free reorganization,

●	A U.S. Holder should not recognize any gain or loss for federal income tax purposes;

●	The U.S. Holder’s aggregate tax basis of the ordinary shares received pursuant to the consolidation should be equal to the aggregate tax basis of such holder’s ordinary share surrendered in the exchange; and

●	The U.S. Holder’s holding period for the ordinary shares received pursuant to the consolidation should include such holder’s holding period for the ordinary shares surrendered in the exchange.

Although the treatment of a stockholder who receives an additional fraction of a share to round up to a whole share is not clear, a U.S. Holder who receives round-up shares in lieu of a fractional share of our ordinary shares pursuant to the consolidation may be required to recognize capital gain or loss in an amount equal to the difference between the amount of additional shares received and the U.S. Holder’s tax basis in the shares of our ordinary shares surrendered that is allocated to such fractional share of our ordinary shares. U.S. Holders are urged to consult their own tax advisors regarding the tax treatment of the consolidation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the transfer agent in connection with the consolidation to avoid backup withholding requirements that might otherwise apply. This information is generally provided on IRS Form W-9 or a substitute form. The letter of transmittal will require each U.S. Holder to deliver such information when the ordinary share certificates are surrendered following the effective date of the consolidation. Failure to provide such information may result in backup withholding. The backup withholding rate is currently set at a rate of 24% for payments made on or after January 1, 2018.

 Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, as an ordinary resolution, that the authorized share capital of the Company be consolidated and increased as follows:

from US$100,500 divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 5,000,000 preference shares of a par value of US$0.0001 each;

to US$1,000,500 divided into 100,000,000 ordinary shares of a par value of US$0.01 each and 5,000,000 preference shares of a par value of US$0.0001 each;

by the consolidation of 100,000,000 ordinary shares of a par value of US$0.001 each into 10,000,000 ordinary shares of a par value of US$0.01 each; and

by the creation of an additional 90,000,000 ordinary shares of a par value of US$0.01 each with the rights attaching to such shares as set out in the Amended and Restated Memorandum and Articles of Association of the Company.”

Required Vote

Under the Companies Law (2018 Revision) of the Cayman Islands, an ordinary resolution, which is the affirmative vote of the holders of a simple majority of the ordinary shares, as being entitled to vote and represented at the Meeting, voting in person or by proxy, is required for this proposal.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

(Item 3 on the Proxy Card)

Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, an independent registered public accounting firm, performed an audit of our consolidated financial statements for the financial year ended December 31, 2018. The Audit Committee of the Board of Directors has selected Ziv Haft, Certified Public Accountants (Isr.) to serve as our independent registered public accounting firm for the financial year ending in 2019 and the Board of Directors is presenting this selection to shareholders for ratification.

Shareholder ratification of the selection of Ziv Haft, Certified Public Accountants (Isr.) as our independent auditor is not required by our constitutional documents. However, the Board of Directors is submitting the selection of Ziv Haft, Certified Public Accountants (Isr.) for shareholder ratification because the Board of Directors values shareholders’ views on our independent auditors. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Ziv Haft, Certified Public Accountants (Isr.). The Audit Committee also retains the right to direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, as an ordinary resolution, that the appointment of the independent public accountants, Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, for the financial year ending in 2019 be ratified, approved and confirmed in all respects.”

Required Vote

Under the Companies Law (2018 Revision) of the Cayman Islands, an ordinary resolution, which is the affirmative vote of the holders of a simple majority of the ordinary shares, as being entitled to vote and represented at the Meeting, voting in person or by proxy, is required for this proposal.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2019 Annual General Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors of the Company at Yad Harutzim 14, Tel Aviv, Israel, 6770007. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We are subject to the informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Date: November 19, 2019	By Order of the Board of Directors,

/s/ Anatoly Hurgin
Chief Executive Officer